RICH PHARMACEUTICALS, INC.

9595 Wilshire Blvd, Suite 900

Beverly Hills, CA 90212

Tel. (424) 230-7001

March 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Attn: Chris Edwards

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

RE:	Rich Pharmaceuticals, Inc. Preliminary Information Statement on Schedule 14C Filed February 22, 2017 File No. 000-54767

Dear Mr. Edwards,

Rich Pharmaceuticals, Inc. (the “Company”) has been asked by the Staff at Securities and Exchange Commission (“SEC”) in a letter dated February 27, 2017 to respond to comments on its Schedule 14C filed on February 22, 2017.

In response to the above mentioned comment letter, the Company filed a PRER 14C on March 1, 2017 along with a response letter. This filing and correspondence did not take into account the Company’s obligations to issue shares under recent debt conversion agreements and an equity line agreement. As a result, the Company is filing an updated PRER 14C along with this correspondence.

Those comments are reproduced below along with the corresponding responses.

General

1. We note that you list a variety of purposes for which the additional shares of common stock could be used in the future. Please revise your disclosure to specifically state whether you currently have any plans, arrangements, understandings, obligations, etc. to issue any of the newly authorized shares. If you have such plans, arrangements, understandings or obligations, please revise your disclosure to provide all material information.

In response to this comment, the Company revised its disclosures update its specific plans to issue shares of its common stock. The Company also disclosed that, aside from the shares of common stock that the Company is required to be made available upon the exercise or conversion of outstanding options, warrants and convertible debt, and the shares of common stock that the Company will need to issue under the equity line and for its contemplated stock incentive plan, the Company has no present plans, arrangements, understandings or obligations to issue any of the newly authorized shares.

The company acknowledging that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Ben Chang

Ben Chang

Chief Executive Officer